Mail Stop 3561

							March 21, 2006



Gerard Stephan
Chief Executive Officer
Rockelle Corp.
162 Miller Place Road
Miller Place, New York  11764


	RE:	Rockelle Corp.
		Item 4.01 Form 8-K filed March 17, 2006
		File No. 0-50416


Dear Mr. Stephan:

          We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

          Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

1. The EDGAR header you used to file the Form 8-K indicates that the date of the earliest event was March 15, 2006. This appears to be in error since the Weisberg resignation occurred in 2005. Please file a new Item 4.01 Form 8-K with the appropriate EDGAR header or tell us why this is not appropriate.
2. In paragraph (1)(a)(i) you state that Weisberg resigned August
20,
2005; however paragraph (ii) of this section states that the date was
October 15, 2005. Please revise to disclose consistent dates or tell us why the dates are different. Also, please tell us if there are any special circumstances as to why you have filed an Item 4.01 Form
8-K in March 2006 for an event that occurred in 2005. Please note that an Item 4.01 Form 8-K is due within four business days of the event.


Gerard Stephan
Rockelle Corp.
March 21, 2006
Page 2


3. You are required to disclose if there are any disagreements for either of the two most recent fiscal years or the subsequent interim period preceding the resignation. Please revise to include this disclosure. Alternatively, you may wish to disclose the date you engaged Weisberg and to state, if true, that there were no disagreements from this date through the date of resignation. See
Item 304(a)(1) of Regulation S-B.
4. Please disclose the nature of any reports issued by Weisberg,
or
to state that they have not issued any reports during the period of
their engagement, if true.  See Item 304 (a)(1)(ii) of Regulation
S-
B.
5. It appears that paragraph`s (1)(a)(ii) and (iv) both discuss disagreements. It is not clear why you include the information in separate paragraphs. Please delete paragraph (iv) and include the appropriate disclosure as requested in comment 3 above. Alternatively, please tell us the difference between the disclosures in the two paragraphs.
6. Paragraph (1)(a)(v) limits the period for which there were no reportable events to the most recent review period. This is not appropriate. Please revise to disclose any reportable events for the two most recent fiscal years and subsequent interim period
preceding
the resignation or for the period of engagement if you have
disclosed
that date.
7. Please tell us if you have previously reported the August 20,
2005
engagement of Gately, and if not, why not.
8. Please revise to state that there were no disagreements with Gately for the two most recent fiscal years and the subsequent interim period through the date of dismissal, if true. It appears that the disclosures in paragraphs (1)(b)(iii) and (v) could be combined to provide the required disclosures. Please revise or advise.
9. Please revise the disclosure with respect to reportable events in paragraph (1)(b)(vi) to eliminate the limitation that there were no reportable events in only the most recent review period. Also, please revise to eliminate the disclosure relating to the period subsequent to March 15, 2006.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


Gerard Stephan
Rockelle Corp.
March 21, 2006
Page 3



	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosures in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	As appropriate, please file your Form 8-K immediately and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide the representations requested above and file your response to these comments as an EDGAR correspondence file. The revised filing should include updated letters from both of your former accountants.

	You may contact Robert Burnett, Staff Accountant, at (202)
551-
3330, or in his absence, me, at (202) 551-3841 if you have questions regarding these comments.

							Sincerely,



							Michael Moran
						            Branch Chief

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